Exhibit 99.1

QIWI Provides Update on the Payment for the Sale of Russian Assets

NICOSIA, CYPRUS – May 21, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI”, “Group” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that the Board of Directors (the “Board”) has authorized the extension of the payment terms for the second installment under the sale agreement executed on January 19th, 2024 in respect of Russian assets consolidated under JSC QIWI (the “Transaction”).

According to the initial terms of the Transaction, the second installment of RUB 11,875 million was expected to be paid within four months after the entering into the Transaction, i.e. by May 19, 20241.

On May 6th, 2024, Fusion Factor Fintech Limited (the “Buyer”, a Hong Kong company wholly-owned by Mr. Andrey Protopopov) has requested to postpone the payment as certain recent developments of the Russian business2 have substantially complicated its ability to timely settle the liability for the second installment. During the extension period the Buyer will work on its sources of funding and expects to be able to either settle the receivable in cash or present an alternative plan for the settlement.

The Board considered this request and has authorized the extension of the payment terms for the second installment under the Transaction of RUB 11,875 million to August 19th, 2024.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global

1 https://qiwi.global/news-and-events/press-releases/4108581/

2 As it was previously communicated in our press-release of February 26th, 2024 (https://qiwi.global/news-and-events/press-releases/4108587/), Central Bank of Russian Federation has revoked the banking license of QIWI Bank, and funds of the clients of QIWI Bank were frozen until the certain liquidation procedures are completed.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding future payments by the Buyer.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, future payments or extension requests by the Buyer, regulatory compliance and approvals, litigation, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.